December 19, 2006

Mail Stop 4561

Mr. Ned Mavrommatis
Chief Financial Officer
I.D. Systems, Inc.
One University Plaza
Hackensack, NJ 07601

Re: I.D. Systems, Inc.
       Form 10-K for the year ended December 31, 2005
       Filed February 22, 2006
       File No. 1-15087

Dear Mr. Mavrommatis:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

      Sincerely,

      Steven Jacobs
      Accounting Branch Chief